EURASIA ENERGY LIMITED

(An exploration stage company)

Financial Statements

(Expressed in U.S. Dollars)

(Audited)

December 31, 2006

Index

Balance Sheet

Statements of Operations

Statements of Stockholders’ Equity

Statements of Cash Flows

Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Eurasia Energy Limited (formerly Pacific Alliance Ventures Ltd.)

Vancouver, British Columbia

We have audited the accompanying balance sheet of Eurasia Energy Limited (formerly Pacific Alliance Ventures Ltd.) (an exploration stage company) as of December 31, 2006, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2006 and 2005, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurasia Energy Limited (formerly Pacific Alliance Ventures Ltd.) (an exploration stage company) as of December 31, 2006, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, and for the period from November 28, 2005 (the effective date of the exploration stage) through December 31, 2006, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has limited operations and has sustained operating losses resulting in an accumulated deficit at December 31, 2006.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plan regarding those matters is also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN PLLC

March 23, 2007

Seattle, Washington

EURASIA ENERGY LIMITED
(formerly Pacific Alliance Ventures Ltd.)
(an exploration stage company)
December 31, 2006

BALANCE SHEET

(Expressed in U.S. Dollars)	2006

ASSETS
Current assets
Cash and cash equivalents (Note 4)	$515,312
Interest receivable	751
Prepaid expenses	2,734
Total current assets	518,797

Fixed assets, net (Note 6)	66,233

Total assets	$585,030

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued expenses	$22,336
Accounts payable and accrued expenses - related party (Note 8)	34,346
Total current liabilities	56,682

Common stock, par value $0.001, authorized 100,000,000
shares; issued and outstanding 20,315,135 shares	20,315
Additional paid-in capital	4,629,709
Accumulated deficit	(9,066)
Deficit accumulated during the exploration stage	(4,112,610)

Total stockholders' equity	528,348

Total liabilities and stockholders' equity	$585,030

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(formerly Pacific Alliance Ventures Ltd.)
(an exploration stage company)

STATEMENTS OF OPERATIONS
For the Years ended December 31, 2006 and 2005, and for the Period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2006

			Cumulative
			During the
			Exploration
(Expressed in U.S. Dollars)	2006	2005	Stage

Revenue	$-	$-	$-

Expenses
Consulting	168,721	3,030	171,751
Data acquisition cost	19,300	-	19,300
General and administrative	160,512	2,457	162,969
General and administrative - related party (Note 8)	24,853	-	24,853
Travel	74,893	8,111	83,004
Stock-based compensation (Note 7(c))	3,675,633	-	3,675,633
	4,123,912	13,598	4,137,510

Operating Loss	(4,123,912)	(13,598)	(4,137,510)

Other income and expenses
Interest income	24,900	-	24,900

Loss from continuing operations	(4,099,012)	(13,598)	(4,112,610)

Discontinued operations	-	(22,367)	-

Net loss	$(4,099,012)	$(35,965)	(4,112,610)

Net loss per common share (basic and fully diluted)
Continuing operations	$(0.20)	$(0.00)
Discontinued operations	(0.00)	(0.00)

Net loss per common share	$(0.20)	$(0.00)

Weighted average number of common shares outstanding	20,284,313	19,999,481

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(formerly Pacific Alliance Ventures Ltd.)
(an exploration stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years ended December 31, 2006 and 2005, and for the Period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2006

					Deficit
					Accumulated
					During the	Total
	Common Stock		Additional	Accumulated	Exploration	Stockholders'
(Expressed in U.S. Dollars)	Shares	Amount	paid-in capital	Deficit	Stage	Equity

Balance, December 31, 2004	19,810,200	$ 19,810	$ 77,113	$ 13,301	$ -	$ 110,224

Issuance of common stock	254,935	255	127,213	-	-	127,468

Net loss for the year ended December 31, 2005				(22,367)	(13,598)	(35,965)

Balance, December 31, 2005	20,065,135	20,065	204,326	(9,066)	(13,598)	201,727

Issuance of common stock and warrants, February 2006	250,000	250	749,750	-	-	750,000

Stock-based compensation expense	-	-	3,675,633	-	-	3,675,633

Net loss for the year ended December 31, 2006	-	-	-	-	(4,099,012)	(4,099,012)

Balance, December 31, 2006	20,315,135	$ 20,315	$ 4,629,709	$ (9,066)	$ (4,112,610)	$ 528,348

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED
(formerly Pacific Alliance Ventures Ltd.)
(an exploration stage company)

STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2006 and 2005, and for the Period from
November 28, 2005 (the effective date of the exploration stage) through December 31, 2006

			Cumulative
			During the
			Exploration
(Expressed in U.S. Dollars)	2006	2005	Stage

Cash flows from (used in) operating activities
Loss from continuing operations	$(4,099,012)	$(13,598)	$(4,112,610)
Adjustments to reconcile loss from continuing operations
to net cash flows from operating activities
Stock-based compensation	3,675,633	-	3,675,633
Depreciation	10,307	-	10,307
Change in operating assets and liabilities
Accounts receivable, related party	5,000	-	5,000
Interest receivable	(751)	-	(751)
Prepaid expenses	(451)	-	(451)
Prepaid expenses - related party	(2,283)	-	(2,283)
Accounts payable and accrued expenses	21,736	600	21,736
Accounts payable and accrued expenses - related party	34,346	-	34,346
Net cash used in operating activities	(355,475)	(12,998)	(369,073)

Cash flows from investing activities
Fixed assets additions	(76,540)	-	(76,540)
Net cash used in investing activities	(76,540)	-	(76,540)

Cash flows from financing activities
Proceeds from issuance of common stock and warrants	750,000	127,468	750,000
Net cash provided by financing activities	750,000	127,468	750,000

Net cash provided by continuing operations	317,985	114,470	304,387

Net cash used in discontinued operations	-	(23,153)	-

Increase in cash and cash equivalents	317,985	91,317	304,387

Cash and cash equivalents, beginning of period	197,327	106,010	210,925

Cash and cash equivalents, end of period	$515,312	$197,327	$515,312

Cash and cash equivalents, consist of:
Cash at bank	$65,312	$197,327	$65,312
Short term deposit	450,000	-	450,000
	$515,312	$197,327	$515,312

Supplemental Information:

Cash paid for income taxes	$-	$600	$-
Cash paid for interest	$-	$-	$-

(The accompanying notes are an integral part of these financial statements)

EURASIA ENERGY LIMITED

(formerly Pacific Alliance Ventures Ltd.)

(an exploration stage company)

Notes to Financial Statements

December 31, 2006

Note 1 - Organization

Eurasia Energy Limited ("the Company") (formerly Pacific Alliance Ventures Ltd.) (an exploration stage company) was a marketing and advertising service provider during 2005 (Note 5). The Company designed marketing and advertising campaigns for corporate clients wishing to increase awareness of their products, services, corporate image and general corporate branding. The Company conducted its business through offices in Phoenix, Arizona, and Vancouver, British Columbia.

On November 28, 2005, the Company signed a memorandum of understanding (“MOU”) with the State Oil Company of the Azerbaijan Republic ("SOCAR") which granted the Company the exclusive right to negotiate an Exploration, Rehabilitation, Development and Production Sharing Agreement ("ERDPSA") for a 600 square kilometer oil and gas block (the "Block") in the Republic of Azerbaijan. The effective date of the MOU was December 7, 2005. The Block is located in the shallow coastal waters of the Azerbaijan sector of the Caspian Sea approximately 70 kilometers south of the Azerbaijan capital of Baku.

Under the terms of the MOU, the Company had 12 months to negotiate and sign the ERDPSA with SOCAR.  The MOU stipulated that SOCAR would provide the Company with all existing data relevant to the Block within 60 days from the effective date of the MOU. The MOU provided for termination in the event that the Company and SOCAR did not sign an agreement on the basic commercial principals and provisions of an ERDPSA on or before December 7, 2006. The termination date passed without the parties agreeing the commercial principals and the MOU terminated. The Company is continuing in discussions with SOCAR with a view to extending the MOU to give more time to reach agreement on the basic commercial principals and provisions of an ERDPSA. The Company has completed its comprehensive study and initial development plan for the 600 square kilometer offshore oil and gas block which is the subject of the MOU.

This transaction changed the Company's principal business activity and the Company changed its name to better reflect the Company's plan of operations. As such, these financial statements have been prepared treating the Company as an exploration stage company, effective November 28, 2005. Accordingly, all activity of the marketing and advertising services is presented as discontinued operations in these financial statements.

The Company's offices in Aberdeenshire, Scotland and Vancouver, B.C. are currently provided on a rent free basis by the President and Chief Executive Officer and Chief Financial Officer of the Company, respectively. Due to limited Company operations, any facilities expenses are not material and have not been recognized in these financial statements.

Note 2 - Basis of Presentation - Going Concern Uncertainties

The Company is an exploration stage company as defined by Financial Accounting Standards Board Statement No. 7. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in United States, which contemplate continuation of the Company as a going concern. However, the Company has limited operations and has sustained operating losses in recent years resulting in an accumulated deficit. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

The Company has incurred losses from operations and has an accumulated deficit of $4,112,610 from the date of inception of the exploration stage (November 28, 2005) to December 31, 2006. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon obtaining additional financing and/or achieving a sustainable profitable level of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

To meet the objectives in its Plan of Operations, the Company raised $750,000 pursuant to a non-brokered private placement of 250,000 units at $3.00 per unit during the first quarter of 2006. Each unit consists of one share of common stock and one share purchase warrant for acquiring one additional share of common stock for $4.00 per share until February 15, 2007. The Company believes that the cash on hand will be able to meet its on-going costs in the next 12 months. The Company may seek additional equity as necessary and it expects to raise funds through private or public equity investment in order to support existing operations and expand the range of its business. There is no assurance that such additional funds will be available for the Company on acceptable terms, if at all.

Note 3 – Significant Accounting Policies

(a)

Principles of Accounting

These financial statements are stated in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Actual results could differ from those estimates.

(c)

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company has cash equivalents for the year ended December 31, 2006 (Note 4). The Company occasionally has cash deposits in excess of insured limits.

(d)

Fixed Assets

Fixed assets are recorded at cost. Expenditures for betterments and additions are capitalized, while replacement, maintenance and repairs, which do not extend the lives of the respective assets, are charged to expense when incurred. Depreciation is computed using the straight-line method at the following rates, calculated to amortize the cost of the assets less their residual values over their estimated useful lives.

Motor vehicle	20%
Office equipment	20%

(e)

Start-up Costs

The Company accounts for start-up costs in accordance with Statement of Position (SOP) 98-5, “Reporting on the Costs of Start-up Activities”, where they are expensed as incurred. For income tax purposes, the Company has elected to treat its organizational costs as deferred expenses and amortize them over a period of sixty months, beginning in the first month the Company is actively in business.

(f)

Mineral Properties and Exploration Expenses

Acquisition and exploration costs are charged to operations as incurred until such time that proven reserves are discovered.  From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2006, the Company did not have proven reserves.

(g)

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standard (or "SFAS") No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred income tax assets to the amount expected to be realized.

(h)

Earnings (Loss) Per Share

Basic earnings (loss) per share is based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic earnings (loss) per share is computed by dividing income/loss (numerator) applicable to common stockholders by the weighted average number of common shares outstanding (denominator) for the period. All earnings (loss) per share amounts in the financial statements are basic earnings or loss per share, as defined by SFAS No. 128, “Earnings Per Share”. Convertible securities that could potentially dilute basic earnings per share in the future, such as options and warrants, are not included in the computation of diluted earnings or loss per share because to do so would be antidilutive. All per share information is adjusted retroactively to reflect stock splits and changes in par value.

(i)

Advertising Expenses

The Company expenses advertising costs as incurred. The Company did not incur any advertising costs during the years ended December 31, 2006 and 2005.

(j)

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock-based awards under the intrinsic value method, which followed the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations.  The intrinsic value method of accounting resulted in compensation expense for stock options to the extent that the exercise prices were set below the fair market price of the Company's stock at the date of grant.

As of January 1, 2006, the Company adopted SFAS No. 123(R) “Share-Based Payment” using the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest.  The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company's valuation techniques previously utilized for options in footnote disclosures required under SFAS No. 123, "Accounting for Stock Based Compensation", as amended by SFAS No. 148, "Accounting for Stock Based Compensation Transition and Disclosure".

(k)

Comprehensive Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. There are no items of other comprehensive income to present for 2006 and 2005.

(l)

Foreign Currency Translation

The Company maintains both U.S. Dollar and Canadian Dollar bank accounts at a financial institution in Canada. Foreign currency transactions are translated into their functional currency, which is U.S. Dollar, in the following manner:

At the transaction date, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into U.S. Dollars by using the exchange rate in effect at that date. Transaction gains and losses that arise from exchange rate fluctuations are included in the results of operations.

(m)

Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired, pursuant to guidance established in the SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Management considers assets to be impaired if the carrying amount of an asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges).  If impairment is deemed to exist, the asset will be written down to fair value, and a loss is recorded as the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. Management has determined that there was no impairment as of December 31, 2006 and 2005.

(n)

Fair Value of Financial Instruments

The determination of fair value of financial instruments is made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values. The carrying value of cash and accounts payable and accrued liabilities approximates their fair value because of the short-term nature of these instruments. The Company places its cash with high credit quality financial institutions.

(o)

Related Party Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(p)

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes, (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 is effective for financial statements as of December 15, 2006.  The adoption of FIN 48 is expected to have no impact on the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact of applying FAS 157.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact of adopting FAS 159 on the Company’s financial position.

Note 4 – Cash Equivalents

As of December 31, 2006, the Company has a short term deposit of $450,000 maintained at a bank, with interest at 4.35% per annum, maturing on January 17, 2007.

Interest receivable of $751 has been accrued as of December 31, 2006.

Note 5 - Discontinued Operations

Loss from discontinued operations in the statements of operations includes expenses of the Company prior to the change in business operations discussed in Note 1. Revenue in the year ended December 31, 2006 and 2005 are $nil and $64,650 respectively, are included in the loss from discontinued operations. As of December 31, 2006, all assets and all liabilities of the discontinued operations have been assumed by the continuing operations. Accordingly, no assets or liabilities have been classified as related to the discontinued operation as of December 31, 2006.

Note 6 - Fixed Assets

Fixed assets consist of the following as at December 31, 2006:

Motor vehicle	$ 74,500
Office equipment	2,040
76,540
Less: accumulated depreciation	(10,307)
$ 66,233

Depreciation charged to operations for the years ended December 31, 2006 and 2005, and the period from inception to December 31, 2006, amounted to $10,307, $nil, and $10,307, respectively.

Note 7 - Common Stock, Warrants and Options

(a)

Common Stock

On February 21, 2005, the Board of Directors approved a 2 for 1 forward split of the Company's stock. The accompanying financial statements are presented on a post-split basis.

On February 15, 2006, the Company completed a non-brokered private placement of 250,000 units at $3 per unit for $750,000.  Each unit consists of one share of common stock and one share purchase warrant for acquiring one additional share of common stock for $4 per share until February 15, 2007.

The fair value of the warrants issued is approximately $318,000 estimated using the Black-Scholes option pricing model with assumptions as follows:

Risk free interest rate	4.7%
Expected life of the conversion feature in years	1.00 year
Expected volatility	140.4%
Dividend per share	$0.00

(b)

Warrants

The movement of share purchase warrants can be summarized as follows:

		Weighted average
	Number of warrants	exercise price

Balance, December 31, 2005	-	$ -
Issued	250,000	4.00
Balance, December 31, 2006	250,000	$ 4.00

As of December 31, 2006, 250,000 warrants at an exercise price of $4.00 expiring on February 15, 2007 are outstanding.

(c)

Options

The movement of options can be summarized as follows:

		Weighted average
	Number of options	exercise price

Balance, December 31, 2005 and 2004	-	$ -
Issued	1,535,000	1.00
Balance, December 31, 2006	1,535,000	$ 1.00

On March 13, 2006, the 2006 Stock Option Plan ("Plan") was approved by the Board of Directors.  The Company has allotted 2,000,000 shares for issuance under the Plan.

On April 14, 2006, the Company granted 1,500,000 stock options at a price of $3 per share to its directors, employees and consultants expiring on April 14, 2011. The stock options are vested immediately. The fair value of the options granted was estimated at $2.44 by using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield of 0%, forfeiture rate 0%, expected volatility of 121.2%, risk-free interest rates of 4.97%, and expected lives of 5 years.

The exercise price of the 1,500,000 stock options granted on April 14, 2006 was changed from $3 to $1 per share on October 12, 2006. The fair value of the re-priced options was estimated at $0.70 by using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield of 0%, forfeiture rate 0%, expected volatility of 144.8%, risk-free interest rates of 4.74%, and expected lives of 4.5 years.

On October 12, 2006, the Company granted 35,000 stock options at a price of $1 per share expiring on May 31, 2007. The stock options are vested immediately. The fair value of the options granted was estimated at $0.30 by using the Black-Scholes Option Pricing Model with the following assumptions: dividend yield of 0%, forfeiture rate 0%, expected volatility of 140.6%, risk-free interest rates of 5.13%, and expected life of 0.6 year.

The weighted average remaining contractual life of the outstanding stock options at December 31, 2006 is 4.2 years.

During the years ended December 31, 2006 and 2005, compensation expense of $3,675,633 and $nil, respectively, were recognized for options previously granted.

Note 8 - Related Party Transactions

Included in accounts payable there is an amount of $34,346 due to the Chief Executive Officer for ongoing expenses incurred on behalf of the Company in United Kingdom.

During the years ended December 31, 2006 and 2005, the Company paid director fees of $7,500 and $nil respectively to one director.

During the years ended December 31, 2006 and 2005, the Company paid corporate and administrative service charges of $17,353 and $nil respectively to a law firm of which a director of the Company is the owner.

Note 9 – Income Taxes

The Company is liable for taxes in United States. As of December 31, 2006, the Company did not have any income for tax purposes and therefore, no tax liability or expense has been recorded in these financial statements.

The Company has available net operating loss carryforwards of approximately $423,000 for tax purposes to offset future taxable income which expires commencing 2025 through to the year 2026. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company’s net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period.

The deferred tax asset associated with the tax loss carryforward is approximately $144,000 (2005: $12,200). The Company has provided a valuation allowance against the deferred tax asset. The change in the valuation allowance was an increase of $131,800 (2005: $12,200).

Note 10 - Contingent Liabilities

The Company and its Chief Executive Officer, Nicholas W. Baxter, have been named in a law suit commenced in the Court of Session in Edinburgh, Scotland. The Company and Mr. Baxter have been sued by Arawak Energy Corporation (“Arawak”) and its wholly owned subsidiary, Commonwealth Oil & Gas Company Limited (“Commonwealth”).  Mr. Baxter was a director of Arawak until May 5, 2003. Mr. Baxter was periodically a director of Commonwealth until February, 2006. The Company is not associated with or connected to Arawak or Commonwealth in any business or contractual context. Arawak and Commonwealth allege that in the course of his directorship, Mr. Baxter breached his fiduciary duty as a director and accessed and used confidential information relating to Arawak and Commonwealth oil and gas properties in Azerbaijan for the purpose of securing the Company’s MOU for its Block in Azerbaijan. The Company has been made a party to the action as an alleged knowing recipient of confidential information and of a commercial opportunity diverted to it in breach of fiduciary duty. Arawak and Commonwealth are seeking US$17.2 million in damages from Mr. Baxter, a declaration that the Company holds its MOU in trust for the benefit of Arawak and Commonwealth and an accounting of profits up to US$100 million or alternatively damages against Mr. Baxter and the Company for breach of confidence in the same amount. The Company and Mr. Baxter have retained joint counsel and will be filing an appearance and defense in due course.

The allegations of misappropriation of confidential information by Mr. Baxter and the Company and of breach of fiduciary duty by Mr. Baxter with the knowledge of the Company are completely rejected both on the facts and on the law. The Company will aggressively defend the action by Arawak and Commonwealth while continuing to advance its interests in Azerbaijan with the negotiation and execution of the ERDPSA. The Company has sufficient cash on hand to finance all of its development work in Azerbaijan and to pay the costs associated with the Arawak/Commonwealth lawsuit.

No liability has been recorded in these financial statements.

Note 11 - Subsequent Event

On February 22, 2007, Arawak and Commonwealth amended their pleadings to remove the allegations of misappropriation of confidential information and breach of confidence and the principal pursuer, Arawak Energy Corporation, has sought to remove itself from the action.  In the alternative to the claim for an accounting of profits, there was added a claim for damages in the amount of US$100 million against Mr. Baxter and the Company in respect of the alleged breach of fiduciary duty.